SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
2 March to 1 April 2015

DATE	DETAIL

1 April 2015	Director Interests – Sharesave Exercise

1 April 2015	Total Voting Rights

9 March 2015	Directors Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

1 April 2015: Director Responsibilities
26 March 2015: Agreement with Statnett on New Interconnector